

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2023

Luk Huen Ling Claire
Chairlady, Executive Director and Chief Executive Officer
Roma Green Finance Limited
Flat 605, 6/F, Tai Tung Building
8 Fleming Road
Wanchai, Hong Kong

Re: **Roma Green Finance Ltd**
Amendment No. 4 to Registration Statement on Form F-1
Filed December 5, 2023
File No. 333-272555

Dear Luk Huen Ling Claire:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 1, 2023 letter.

Amendment No. 4 to Registration Statement on Form F-1

Exhibit 23.1, page 1

1.   Your independent auditors' consent refers to the audit report dated August 23, 2023 on your consolidated financial statements as of and for the fiscal years ended March 31, 2023 and 2022. However, the audit report presented on page F-2 of your filing is dated December 5, 2023. Please have your auditors revise their consent to properly reflect the audit report date.

Luk Huen Ling Claire
Roma Green Finance Limited
December 14, 2023
Page 2

        Please contact Suying Li at 202-551-3335 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Erin Jaskot at 202-551-3442 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Celia Velletri